

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2025

Sean Sievers
Chief Financial Officer
Merchants Bancorp
410 Monon Blvd.
Carmel, IN 46032

      Re: Merchants Bancorp
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-38258

Dear Sean Sievers:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Finance